November 24, 2025

Caitlin Zulla
Chief Executive Officer
Lumexa Imaging Holdings, Inc.
4200 Six Forks Road, Suite 1000
Raleigh, NC 27609

        Re: Lumexa Imaging Holdings, Inc.
            Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted October 10, 2025
            Registration Statement on Form S-1
            Filed November 17, 2025
            File No. 333-291590
Dear Caitlin Zulla:

        We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2025 letter.

Registration Statement on Form S-1 filed November 17, 2025
Capitalization, page 54

1. We note your disclosures on page 53 that certain existing common units of Holdings
       LLC may become eligible to receive additional newly issued shares of our common stock upon a distribution from Holdings LLC or a liquidation of Holdings LLC.
       Please better clarify in your disclosures how it was determined which existing common units would be eligible as well as what consideration you gave to these terms in your accounting for these common units. Please specifically address your consideration of ASC 815-40-15.
 November 24, 2025
Page 2
Note 17. Variable Interest Entities, page F-32

2.     We note your response to prior comment 2. ASC 810-10-45-21 notes that losses
       attributable to the noncontrolling interest may exceed the interest in
the subsidiary   s
       equity. Please provide us with a summary of specific contractual terms related to the rights or obligations of the non-controlling interest holders at the time of a liquidation, including how the deferred portion of the administrative service fees would be considered. In this regard we note that the deferred portion of administrative service fees would become due in the event of a termination of any of the agreements governing payment of the administrative service fees due from a VIE. Please address how these contractual terms support your basis for determining that no amounts should be assigned to noncontrolling interests.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-
3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Samir A. Gandhi, Esq.